Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

May 16, 2008

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Katherine Wray

Re:	Form 10-K for the fiscal year ended December 31, 2007

Filed April 22, 2008

File No. 000-33612

Dear Ms. Wray:

This letter is being furnished on behalf of Monotype Imaging Holdings Inc. (the “Company”) in response to comments in the letter dated May 9, 2008 (the “Letter”) from Barbara C. Jacobs of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Douglas J. Shaw, President and Chief Executive Officer of the Company, with respect to the Company’s Amendment No. 2 to the Annual Report on Form 10-K (the “Annual Report”) that was filed with the Commission on April 22, 2008. Amendment No. 3 to the Annual Report (“Amendment No. 3”) was filed on behalf of the Company with the Commission on May 16, 2008. For your convenience, we will supplementally provide the Staff via courier with four (4) copies of Amendment No. 3.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2007

Exhibits 31.5 and 31.6

1.	As you have amended disclosure in your Form 10-K pursuant to Items 307 and 308 of Regulation S-K, the certifications of your CEO and CFO should include paragraphs 4 and 5 from the form certification set forth in Item 601(b)(31) of Regulation S-K. In addition, note that if you have amended the financial statements and/or other financial information in your filing, the revised certifications should also include paragraph 3 from the form certification. Please amend your filing accordingly.

RESPONSE:

The Company advises the Staff that Exhibits 31.5 and 31.6 of the Annual Report have been revised in response to the Staff’s comment.

If you require additional information regarding this letter, please telephone the undersigned at (617) 570-1761.

Sincerely,

/s/ Lizette M. Pérez-Deisboeck

Lizette M. Pérez-Deisboeck

cc:	Douglas J. Shaw, Monotype Imaging Holdings Inc.

Jacqueline D. Arthur, Monotype Imaging Holdings Inc.

Janet M. Dunlap, Esq., Monotype Imaging Holdings Inc.

Jeffrey C. Hadden, Esq., Goodwin Procter LLP

Martin A. Wellington, Esq., Davis Polk & Wardwell